SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
(Mark One)
FORM 11-K
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 1-8610
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

175 E. Houston, San Antonio, Texas 78205

The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2006	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	6
Schedule H, Line 4(j) – Schedule of Reportable Transactions	7

Exhibit:

23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

AT&T Teleholdings, Inc., and

Plan Administrator for The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

San Antonio, Texas	/s/ ERNST & YOUNG LLP

June 20, 2007

The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

Statements of Net Assets Available for Benefits

(Dollars in Thousands)

	December 31,
	2006	2005
Assets
Investment in common stock of AT&T Inc., at fair value	$10,557	$7,754
Cash equivalents	126	119
Interest receivable	1	-

Net assets available for benefits	$10,684	$7,873

See accompanying notes.

The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

(Dollars in Thousands)

Additions:
Net appreciation of AT&T Inc. common stock	$3,366
Dividend income	411
Interest income	14

Total additions	3,791

Deductions:
Distributions to participants	980

Total deductions	980
Net increase	2,811

Net assets available for benefits, beginning of year	7,873

Net assets available for benefits, end of year	$10,684

See accompanying notes.

The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

Notes to Financial Statements

December 31, 2006

(Dollars in Thousands)

1.

Plan Description – The Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan (the Plan) was established by The Southern New England Telephone Company (SNET) under the provisions of the Tax Reduction Act of 1975 as amended by the Tax Reform Acts of 1976 and 1986, to provide shares of the sponsor company’s common stock to eligible employees. SNET is a wholly owned subsidiary of AT&T Teleholdings, Inc. (Teleholdings), formerly known as “The Southern New England Telecommunications Corporation,” which is the sponsor company. Teleholdings is a wholly owned subsidiary of AT&T Inc. (AT&T).

The following description of the Plan provides only general information. The Plan text and prospectus include complete descriptions of Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Teleholdings has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

The Plan permitted an employer to claim a credit against its federal income tax liability if an amount equivalent to the credit claimed was applied to the purchase of its common shares to be held in trust for the benefit of employees. Contributions to the Plan were based upon amounts allowed by law, and were allocated to eligible employees based upon a ratio of employee compensation to total compensation.

The Tax Reform Act of 1986 repealed the income tax credit on employee stock ownership plan contributions for compensation paid or accrued after December 31, 1986. No contributions were made to the Plan beginning with the 1987 plan year. Employees with a balance in the Plan on December 31, 1986 and whose accounts have not been totally distributed in accordance with the terms of the Plan are eligible for participation in the Plan and continue to maintain a balance in the Plan. Employees who did not have a balance in the Plan at that time are not eligible to participate.

2.

Summary of Significant Accounting Policies – The fair value of AT&T common stock is determined on the basis of the closing price per share on the valuation date as reported at the official close of the New York Stock Exchange. Temporary cash investments are valued at cost, which approximates fair value. Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The Plan provides for investments in investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

All administrative expenses of the Plan are paid by AT&T.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.

Allocations and Distributions to Participants – The Plan maintains an account for each participant. Distribution of the shares allocated to a participant’s account is generally made to a participant after termination of employment but no later than April of the plan year following the plan year in which the participant attains age 70 1/2, or to a beneficiary as soon as practicable after the participant’s death. For each distribution, the participant or beneficiary may elect to receive stock or cash, but if no election is made, the distribution will be made in cash.

The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

Notes to Financial Statements (continued)

December 31, 2006

(Dollars in Thousands)

All quarterly dividends for a year earned on shares in participants’ accounts are held in an interest-bearing account until paid to participants on an annual basis in November of each year. Effective January 1, 2002, the Plan was amended to allow participants the option to reinvest dividends on AT&T common stock held in their accounts. Reinvested dividends are used to purchase AT&T common stock. Interest earned on the dividends is allocated to participant accounts as cash and paid to the participant or beneficiary at distribution of the account.

4.

Tax Status – The IRS issued a determination letter on March 26, 2005, stating that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the determination letter was received. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.

5.	Reconciliation Between Financial Statements and Form 5500 – The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2006	2005

Net assets available for benefits per the financial statements	$10,684	$7,873

Less: Distributions payable to participants	(62)	(31)

Net assets available for benefits per the Form 5500	$10,622	$7,842

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Distributions to participants per the financial statements	$980

Add: distributions payable to participants at December 31, 2006	62

Less: distributions payable to participants at December 31, 2005	(31)

Distributions to participants per the Form 5500	$1,011

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

6.

Subsequent Event –AT&T amended the Plan and as of June 1, 2007, active employees that participate in the Plan can withdraw their balances in a cash or stock distribution. Remaining balances of the Plan will be merged into the AT&T Shares Fund of the AT&T Savings Plan or AT&T Savings and Security Plan on August 1, 2007. Following the transfer of the remaining participant balances and assets of the Plan, participants will be able to withdraw their transferred balances, transfer those investments from the AT&T Shares Fund to other plan investment options (subject to normal fund transfer rules) or take loans against the balances.

The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

EIN: 06-0542646 Plan No.: 003

December 31, 2006

(Dollars in Thousands)

Name of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

* AT&T Inc. Common Stock	295,316 shares	$2,816	$10,557

* Mellon Trust of New England, National Association Pooled Employee Funds Daily Liquidity Fund	Temporary cash investment	126	126

		$2,942	$10,683

*      Party-in-Interest.

The Southern New England Telephone Company

Tax Reduction Act Stock Ownership Plan

Schedule H, Line 4(j) – Schedule of Reportable Transactions

EIN: 06-0542646 Plan No.: 003

Year Ended December 31, 2006

(Dollars in Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (3) – Series of Transactions in Excess of 5 Percent of Plan Assets

*Mellon Trust of New England, National Association	Pooled Employee Funds Daily Liquidity Fund	$ 1,089	$ -	$ 1,089	$ 1,089	$ -

*Mellon Trust of New England, National Association	Pooled Employee Funds Daily Liquidity Fund	-	1,082	1,082	1,082	-

* AT&T Inc.	AT&T Inc. Common Stock	-	535	175	535	360

*	All transactions were purchased and sold on the market.

There were no Category (1), (2) or (4) reportable transactions during the year ended December 31, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Southern New England Telephone Company Tax Reduction Act Stock Ownership Plan

By Teleholdings, Inc., Plan Administrator for the Foregoing Plan

By	/s/ John J. Stephens
John J. Stephens
Senior Vice President and Controller

Date: June 25 2007

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number

        23 Consent of Independent Registered Public Accounting Firm